April 10, 2006

Via EDGAR and Facsimile to (202) 772-9218

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attn:	Kevin L. Vaughn

Reviewing Accountant

Re:	Varian, Inc.

Form 10-K for the fiscal year ended September 30, 2005

Filed December 9, 2005

Form 10-Q as of December 30, 2005

File No. 0-25393

Ladies and Gentlemen:

Varian, Inc. (the “Company”) submits this letter in response to comments received by letter dated March 20, 2006 from the Staff of the Securities and Exchange Commission.

Each of the Staff’s comments is set forth below. The Company’s response follows each comment.

Form 10-K for the fiscal year ended September 30, 2005

Management’s Discussion and Analysis, page 20

Results of Operations, page 20

U.S. Securities and Exchange Commission

April 10, 2006

1.	We note that you discuss your results of operations and cite reasons for changes in your results of operations. However, the analysis of these changes is general and vague. Please revise your MD&A in future filings to provide additional analysis of your results of operations. Please refer to Item 303(a)(3) of Regulation S-K and SEC Release 33-8350. In this regard, we have the following specific comments:

•	You state that the acquisitions of Magnex Scientific Limited and Digilab, LLC drove higher sales volume in both life science and industrial applications. You also state that these acquisitions drove the overall sales increase. Revise future filings to quantify the effects of acquisitions on your results of operations. Please note you should also quantify the effects of acquisitions on your geographical revenues.

•	You state that the increase in operating expenses as a percentage of sales resulted primarily from sales volume leverage and the positive effect of efficiency improvements. Revise future filings to discuss in greater detail what these terms mean. Discuss what the efficiency improvements were and quantify the effects of these improvements.

•	In your discussion of gross profit on page 22, you state that the increase in gross profit percentage compared to fiscal year 2004 resulted primarily from a favorable product mix shift and manufacturing and quality improvements. Revise future filings to disclose in greater detail what these statements mean. For example, discuss the products that have higher gross profit margins, quantify the effects of any shifts to higher or lower gross profit margin products and discuss any trends that may exist with any of your higher or lower gross profit margin product lines. In addition, discuss the nature of any manufacturing and quality improvements and describe what, if any, continuing effect you expect these improvements to have on your future results.

Varian, Inc. Response: The Staff’s comments are duly noted. In future filings, we will provide additional analysis on our results of operations in accordance with Item 303(a)(3) of Regulation S-K and SEC Release 33-8350.

Note 5. Forward Exchange Contracts, page F-18

2.	We note that you record your foreign exchange forward contracts at fair value with the related gains and losses recorded in selling, general and administrative expenses. Please revise future filings to disclose the amounts recorded in your financial statements relating to these contracts.

Varian, Inc. Response: The Staff’s comments are duly noted, and we will comply with the request in our future filings.

U.S. Securities and Exchange Commission

April 10, 2006

Note 7. Goodwill and Other Intangible Assets, page F-22

3.	We note your disclosure on page 23 that selling, general and administrative expenses included approximately $6.5 million of amortization of intangible assets. Your disclosures on page F-22 indicate that the majority of the intangible assets recorded in your balance sheet relate to existing technology and patents and core technology. Finally, we note that you present gross profit on your income statement, which appears to exclude amortization of core technology used in your products and services. Provide us with your analysis that supports your determination that the amortization of these intangible assets should be recorded in selling, general and administrative expenses.

Varian, Inc. Response: Paragraph 42 of SFAS 142 states that intangible asset amortization “shall be presented in income statement line items within continuing operations as deemed appropriate for each entity.” No guidance is provided on how the appropriate line item(s) should be determined. We acknowledge the potentially analogous guidance in SFAS 86 and SAB Topic 11(B) relating to the inclusion of certain expenses in cost of sales, but believe their applicability to intangible asset amortization is unclear.

We nonetheless evaluated the impact that classifying amortization relating to existing technology, patents and core technology as a component of cost of sales — rather than selling, general and administrative expenses — would have on various aspects of our results of operations, including gross profit. We have concluded that this impact is insignificant.

Although we consider the guidance in this area to be unclear, and the impact of including this amortization in costs of sales to be insignificant, we will revise our future filings to include amortization of intangible assets relating to existing technology, patents and core technology as a component of cost of sales for both then-current and comparable historical periods.

Form 10-Q for the quarter ended December 30, 2005

Unaudited Condensed Statement of Earnings, page 3

4.	We note that you have presented the total amount of stock-based compensation included in each income statement line item for the quarter ended December 30, 2005 in a footnote at the bottom of your statements of operations. Please remove this footnote presentation in future filings. If you elect to present this information in future filings, please revise to include the information in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. We refer you to SAB Topic 14.F.

U.S. Securities and Exchange Commission

April 10, 2006

Varian, Inc. Response: The Staff’s comments are duly noted, and we will comply with the request in our future filings.

Note 3. Summary of Significant Accounting Policies, page 6

Stockholders’ Equity, page 6

5.	Please tell us and revise future filings to explain in greater detail the reason for the reclassification within stockholders’ equity. Tell us why you believe the current presentation is more appropriate than the previous presentation.

Varian, Inc. Response: Prior to the first quarter of our fiscal year 2006, we recorded 100% of the cost of treasury stock as a reduction of the carrying value of common stock at the time of retirement. However, the cost of the shares repurchased during each period prior to fiscal year 2006 exceeded their carrying value. We therefore performed an analysis during the first quarter of fiscal year 2006 to determine the portion of the cost of shares repurchased since the Company’s inception that would have been more appropriately recorded as a reduction of retained earnings rather than a reduction of the carrying value of common stock. We used the results of this analysis to revise the balances of common stock and retained earnings as of September 30, 2005 in our Form 10-Q for the fiscal quarter ended December 30, 2005.

These revisions were made to more accurately reflect the guidance set forth in Paragraph 12 of APB 6. These revisions had no impact on our results of operations, total stockholders’ equity or cash flows. In future filings, we will explain in greater detail the reason for the revision.

Note 8. Acquisitions, page 11

PL International Limited, page 11

6.	Please revise to provide all disclosures required by paragraph 58 of SFAS 141 or tell us why you do not believe it is required.

Varian, Inc. Response: As is stated in the fifth paragraph of Note 8 to the Unaudited Condensed Consolidated Financial Statements, we determined that the acquisition of PL International Limited was not a material acquisition. We therefore concluded that the disclosures outlined in paragraph 58 of SFAS 141 were not required.

U.S. Securities and Exchange Commission

April 10, 2006

Form 8-K dated January 25, 2006

7.	We note that you present non-GAAP measures in the form of statements of operations and statements of cash flows. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP SG&A expenses, non-GAAP R&D expenses, non-GAAP in-process research and development expenses, non-GAAP operating earnings, non-GAAP earnings from continuing operations before income taxes, non-GAAP income tax expense, non-GAAP earnings from continuing operations, non-GAAP net earnings, non-GAAP cash provided by operating activities from continuing operations, non-GAAP cash used in investing activities by continuing operations and non-GAAP pro forma free cash flow from continuing operations, which have not all been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors.

•	To eliminate investor confusion, please remove the non-GAAP statements of operations and statements of cash flows formats from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.

•	Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(l)(i) of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. We may have further comment.

Varian, Inc. Response: The Staff’s comments are duly noted. We will remove the non-GAAP statements of operations and statements of cash flows formats from future filings and only disclose non-GAAP measures used by management with appropriate reconciliations. Attached as Exhibit A to this letter are revised statements and disclosures, which we believe comply with the Staff’s comments.

8.	Further to the above, we note that you refer to your non-GAAP information as “pro forma” results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

U.S. Securities and Exchange Commission

April 10, 2006

Varian, Inc. Response: The Staff’s comments are duly noted, and we will comply with the request in our future filings.

* * * *

As instructed, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have questions regarding the foregoing responses to the Staff’s comments.

Sincerely, /s/ G. Edward McClammy
G. Edward McClammy
Senior Vice President, Chief Financial Officer and Treasurer

Attachment (Exhibit A)

Exhibit A

Non-GAAP (~~Pro Forma~~Adjusted) Financial Measures

This press release includes non-GAAP (~~pro forma~~adjusted) financial measures for cost of sales, selling, general and administrative expenses, research and development expenses, purchased in-process research and development, operating profit, operating profit margins, income tax expense, net earnings and diluted earnings per share. These non-GAAP financial measures exclude share-based compensation expense, acquisition-related intangible and inventory write-up amortization and in-process research and development charges, restructuring and other related costs, defined benefit pension plan curtailment gains and settlement losses, and certain discrete income tax events. Reconciliations of each of these non-GAAP financial measures to the most directly comparable financial measures are detailed in the Reconciliations of GAAP to ~~Pro Forma~~Adjusted Results attached to this press release. We believe that presentation of these non-GAAP financial measures provides useful information to investors regarding our results of operations.

We believe that excluding acquisition-related intangible and inventory write-up amortization and in-process research and development charges provides supplemental information and an alternative presentation useful to investors’ understanding of the company’s core operating results and trends. In addition, investors have indicated to us that they analyze the benefits of acquisitions based on the cash return on the investment made, and thus consider financial measures excluding acquisition-related intangible and inventory write-up amortization and in-process research and development charges as important, useful information.

We similarly believe that excluding share-based compensation expense, restructuring and other related costs (principally related to facility closures and employee terminations to improve operational efficiency), defined benefit pension plan curtailment gains and settlement losses, and certain discrete income tax events provides supplemental information and an alternative presentation useful to investors’ understanding of the company’s core operating results and trends, especially when comparing those results on a consistent basis to results for previous periods and anticipated results for future periods. Investors have indicated that they consider financial measures of our results of operations excluding share-based compensation expense, restructuring and other related costs, defined benefit pension plan curtailment gains and settlement losses, and certain discrete income tax events as important supplemental information useful to their understanding of our historical results and estimating of our future results.

We also believe that, in excluding share-based compensation expense, acquisition-related intangible and inventory write-up amortization and in-process research and development charges, restructuring and other related costs, defined benefit pension plan curtailment gains and settlement losses, and certain discrete income tax events, our non-GAAP financial measures provide investors with transparency into what is used by management to measure and forecast our results of operations, to compare on a consistent basis our results of operations for the current period to that of prior periods, to compare our results of operations on a more consistent basis against that of other companies, in making financial and operating decisions and to establish certain management compensation.

In the case of defined benefit pension plan curtailment gains and settlement losses and certain discrete income tax events, we also consider these to be unusual events.

Although we believe, for the foregoing reasons, that our presentation of non-GAAP financial measures provides useful supplemental information to investors regarding our results of operations ~~and cash flows~~, our non-GAAP financial measures should only be considered in addition to, and not as a substitute for or superior to, our financial measures prepared in accordance with GAAP.

VARIAN, INC. AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF EARNINGS

(In thousands, except per share amounts)

First Quarter FY 2006 and First Quarter FY 2005

	Fiscal Quarter Ended
	December 30, 2005 (A)		December 31, 2004
Sales	$195,737		$190,941
Cost of sales	108,792	(1)	109,418	(8)

Gross profit	86,945		81,523

Operating expenses
Selling, general and administrative	57,600	(2)	54,761	(9)
Research and development	13,939	(3)	12,840
Purchased in-process research and development	756	(4)	700	(10)

Total operating expenses	72,295		68,301

Operating earnings	14,650	(5)	13,222	(11)

Interest income (expense)
Interest income	1,095		959
Interest expense	(537)		(571)

Total interest income, net	558		388

Earnings from continuing operations before income taxes	15,208		13,610
Income tax expense	5,549	(6)	1,866	(12)

Earnings from continuing operations	9,659	(7)	11,744	(13)

Discontinued operations
Earnings from operations of disposed Electronics Manufacturing business, net of taxes	—		3,194

Earnings from discontinued operations	—		3,194

Net earnings	$9,659		$14,938

Net earnings per diluted share
Continuing operations	$0.30	(7)	$0.33	(13)
Discontinued operations	—		0.09

Net earnings	$0.30		$0.42

Diluted shares outstanding	31,713		35,704

Note (A): The results for the fiscal quarter ended December 30, 2005 reflect share-based compensation expense as a result of the adoption of FAS 123(R) on a prospective basis in that period. Accordingly, the results for prior periods (including the fiscal quarter ended December 31, 2004) do not reflect such expense.

NON-GAAP (ADJUSTED) FINANCIAL MEASURES (see also attached reconciliations of GAAP to Adjusted results for each of these measures)

(1)	$106,754 on an adjusted basis excluding $1,948 in acquisition-related inventory write-up amortization and $90 in share-based compensation expense.
(2)	$54,066 on an adjusted basis excluding $1,761 in acquisition-related intangible amortization and $1,773 in share-based compensation expense.
(3)	$13,833 on an adjusted basis excluding $106 in share-based compensation expense.
(4)	$0 on an adjusted basis excluding $756 related to an acquisition-related in-process research and development charge.
(5)	$21,084 on an adjusted basis excluding the adjustments described in items (1) – (4) above.
(6)	$7,575 on an adjusted basis excluding the tax impact of the adjustments described in items (1) – (4) above.
(7)	$14,067 and $0.44 per share, respectively, on an adjusted basis excluding the adjustments (net of related tax effects) described in items (1) – (4) above.
(8)	$107,776 on an adjusted basis excluding $1,642 in acquisition-related inventory write-up amortization.
(9)	$50,583 on an adjusted basis excluding $1,517 in acquisition-related intangible amortization, $1,184 in restructuring and other related costs and a pension settlement loss of $1,477.
(10)	$0 on an adjusted basis excluding $700 related to an acquisition-related in-process research and development charge.
(11)	$19,742 on an adjusted basis excluding the adjustments described in items (8) – (10) above.
(12)	$6,844 on an adjusted basis excluding ($3,000) related to a tax credit due to a change in tax law and the tax impact of the adjustments described in items (8) – (10) above.
(13)	$13,286 and $0.37 per share, respectively, on an adjusted basis excluding the adjustments (net of related tax effects) described in items (8) – (10) and the tax credit described in adjustment (12) above.

P A G E   D E L E T E D

~~VARIAN, INC. AND SUBSIDIARY COMPANIES~~

~~RECONCILIATION OF GAAP TO PRO FORMA RESULTS - ACTUAL~~

~~OPERATING CASH FLOWS, INVESTING CASH FLOWS, AND FREE CASH FLOW -~~

~~RECONCILIATION OF AS REPORTED TO CONTINUING OPERATIONS BASIS~~

~~(In thousands)~~

	~~Fiscal Quarter Ended December 30, 2005~~			~~Fiscal Quarter Ended December 31, 2004~~
	~~As Reported~~			~~As Reported~~			~~Continuing Operations (1)~~
~~Cash flows from operating activities~~
~~Net earnings~~	~~$~~	~~9,659~~		~~$~~	~~14,938~~		~~$~~	~~11,744~~
~~Adjustments to reconcile net earnings to net cash provided by operating activities:~~
~~Depreciation and amortization~~		~~6,344~~			~~7,204~~			~~5,755~~
~~Loss on disposition of property, plant and equipment~~		~~89~~			~~69~~			~~88~~
~~Purchased in-process research and development~~		~~756~~			~~700~~			~~700~~
~~Share-based compensation expense~~		~~1,968~~			~~40~~			~~40~~
~~Tax benefit from stock option exercises~~		~~1,856~~			~~900~~			~~900~~
~~Excess tax benefit from share-based compensation expense~~		~~(1,799~~	~~) (A)~~		~~—~~ 			~~—~~
~~Deferred taxes~~		~~(645~~	~~)~~		~~(3,000~~	~~)~~		~~(3,000~~	~~)~~
~~Changes in assets and liabilities, excluding effects of acquisitions and divestitures:~~
~~Accounts receivable, net~~		~~11,497~~			~~21,914~~			~~21,248~~
~~Inventories~~		~~(3,628~~	~~)~~		~~(337~~	~~)~~		~~1,694~~
~~Prepaid expenses and other current assets~~		~~1,804~~			~~(206~~	~~)~~		~~(356~~	~~)~~
~~Other assets~~		~~(27~~	~~)~~		~~(610~~	~~)~~		~~(610~~	~~)~~
~~Accounts payable~~		~~3,849~~			~~(8,856~~	~~)~~		~~(7,981~~	~~)~~
~~Deferred profit~~		~~1,431~~			~~(520~~	~~)~~		~~(521~~	~~)~~
~~Accrued liabilities~~		~~(13,411~~	~~)~~		~~(6,982~~	~~)~~		~~(5,887~~	~~)~~
~~Other liabilities~~		~~1,047~~			~~(416~~	~~)~~		~~(416~~	~~)~~

~~Net cash provided by operating activities~~	~~$~~	~~20,790~~ 	~~(A)~~	~~$~~	~~24,838~~		~~$~~	~~23,398~~

~~Cash flows from investing activities~~
~~Proceeds from sale of property, plant and equipment~~	~~$~~	~~463~~		~~$~~	~~77~~		~~$~~	~~11~~
~~Purchase of property, plant and equipment~~		~~(4,074~~	~~)~~		~~(6,517~~	~~)~~		~~(5,511~~	~~)~~
~~Purchase of businesses, net of cash acquired~~		~~(51,304~~	~~)~~		~~(25,198~~	~~)~~		~~(25,198~~	~~)~~
~~Proceeds from sale of short-term investments~~		~~—~~ 			~~15,000~~			~~15,000~~
~~Purchase of short-term investments~~		~~—~~ 			~~(10,000~~	~~)~~		~~(10,000~~	~~)~~

~~Net cash used in investing activities~~	~~$~~	~~(54,915~~	~~)~~	~~$~~	~~(26,638~~	~~)~~	~~$~~	~~(25,698~~	~~)~~

~~Free cash flow~~
~~U.S. GAAP as reported - Net cash provided by operating activities~~	~~$~~	~~20,790~~		~~$~~	~~24,838~~		~~$~~	~~23,398~~
~~Excess tax benefit from share-based compensation expense~~		~~1,799~~ 	~~(A)~~		~~—~~ 			~~—~~

~~Operating cash flow including excess tax benefit from share-based compensation expense~~		~~22,589~~			~~24,838~~			~~23,398~~
~~Proceeds from sale of property, plant and equipment~~		~~463~~			~~77~~			~~11~~
~~Purchase of property, plant and equipment~~		~~(4,074~~	~~)~~		~~(6,517~~	~~)~~		~~(5,511~~	~~)~~

~~Pro forma as presented - Free cash flow~~	~~$~~	~~18,978~~		~~$~~	~~18,398~~		~~$~~	~~17,898~~

~~Note (A): On a GAAP basis, net cash flow from operations for the fiscal quarter ended December 30, 2005 reflects the reclassification of the excess tax benefit from share-based compensation expense to financing activities as a result of the adoption of FAS 123(R) on a prospective basis in that period. Accordingly, GAAP net cash flow from operations for prior periods (including the fiscal quarter ended December 31, 2004) does not reflect such reclassification.~~

~~(1)~~	~~Excludes cash flows relating to the Company's Electronics Manufacturing business, which was sold to Jabil Circuit, Inc. on March 11, 2005.~~

VARIAN, INC. AND SUBSIDIARY COMPANIES

RECONCILIATION OF GAAP TO ADJUSTED RESULTS - ACTUAL

UNAUDITED RESULTS OF OPERATIONS

(In thousands)

First Quarter FY 2006 and First Quarter FY 2005

	Fiscal Quarter Ended
	December 30, 2005	December 31, 2004
TOTAL COMPANY
Cost of Sales
U.S. GAAP as reported	$108,792	$109,418
Adjustments:
Share-based compensation expense	(90)	—
Acquisition-related inventory write-up amortization	(1,948)	(1,642)

As adjusted	$106,754	$107,776

Selling, General and Administrative Expenses
U.S. GAAP as reported	$57,600	$54,761
Adjustments:
Share-based compensation expense	(1,773)	—
Acquisition-related intangible amortization	(1,761)	(1,517)
Pension settlement loss	—	(1,477)
Restructuring and other related costs	—	(1,184)

As adjusted	$54,066	$50,583

Research and Development Expenses
U.S. GAAP as reported	$13,939	$12,840
Adjustments:
Share-based compensation expense	(106)	—

As adjusted	$13,833	$12,840

Purchased In-Process Research and Development
U.S. GAAP as reported	$756	$700
Adjustments:
Acquisition-related in-process research and development	(756)	(700)

As adjusted	$—	$—

VARIAN, INC. AND SUBSIDIARY COMPANIES

RECONCILIATION OF GAAP TO ADJUSTED RESULTS - ACTUAL

UNAUDITED RESULTS OF OPERATIONS

(In thousands, except margin data)

First Quarter FY 2006 and First Quarter FY 2005

	Fiscal Quarter Ended
	December 30, 2005	December 31, 2004
TOTAL COMPANY (Continued)
Operating Earnings
U.S. GAAP as reported	$14,650	$13,222
Adjustments:
Share-based compensation expense	1,969	—
Acquisition-related in-process research and development charges	756	700
Acquisition-related intangible amortization	1,761	1,517
Acquisition-related inventory write-up amortization	1,948	1,642
Pension settlement loss	—	1,477
Restructuring and other related costs	—	1,184

As adjusted	$21,084	$19,742

Operating Margins
U.S. GAAP as reported	7.5%	6.9%
Adjustments:
Share-based compensation expense	1.0	—
Acquisition-related in-process research and development charges	0.4	0.4
Acquisition-related intangible amortization	0.9	0.8
Acquisition-related inventory write-up amortization	1.0	0.9
Pension settlement loss	—	0.8
Restructuring and other related costs	—	0.5

As adjusted	10.8%	10.3%

Income Tax Expense
U.S. GAAP as reported	$5,549	$1,866
Adjustments:
Tax credit due to changes in tax law	—	3,000
Tax impact of other pro forma adjustments:
Share-based compensation expense	714	—
Acquisition-related intangible amortization	623	516
Acquisition-related inventory write-up amortization	689	558
Pension settlement loss	—	502
Restructuring and other related costs	—	402

As adjusted	$7,575	$6,844

VARIAN, INC. AND SUBSIDIARY COMPANIES

RECONCILIATION OF GAAP TO ADJUSTED RESULTS - ACTUAL

UNAUDITED RESULTS OF OPERATIONS

(In thousands, except per share data)

First Quarter FY 2006 and First Quarter FY 2005

	Fiscal Quarter Ended
	December 30, 2005	December 31, 2004
TOTAL COMPANY (Continued)
Earnings From Continuing Operations
U.S. GAAP as reported	$9,659	$11,744
Adjustments:
Share-based compensation expense	1,255	—
Acquisition-related in-process research and development charges	756	700
Acquisition-related intangible amortization	1,138	1,001
Acquisition-related inventory write-up amortization	1,259	1,084
Pension settlement loss	—	975
Restructuring and other related costs	—	782
Tax credit due to changes in tax law	—	(3,000)

As adjusted	$14,067	$13,286

Diluted Earnings Per Share From Continuing Operations
U.S. GAAP as reported	$0.30	$0.33
Adjustments:
Share-based compensation expense	0.04	—
Acquisition-related in-process research and development charges	0.02	0.02
Acquisition-related intangible amortization	0.04	0.02
Acquisition-related inventory write-up amortization	0.04	0.03
Pension settlement loss	—	0.03
Restructuring and other related costs	—	0.02
Tax credit due to changes in tax law	—	(0.08)

As adjusted	$0.44	$0.37